                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No.1)1

                                   MIDAS INC.
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                                (Name of issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                   595626 10 2
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 13, 2003
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             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  See Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

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CUSIP No. 595626 10 2                 13D                      Page 2 of 6 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  MLF Investments, LLC
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     AF
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
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 NUMBER OF         7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                822,250 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                968,900 shares
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     968,900 shares
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.5%
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     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 595626 10 2                 13D                      Page 3 of 6 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  Matthew L. Feshbach
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                822,250 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                968,900 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     968,900 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                     -------------------
CUSIP No. 595626 10 2                 13D                      Page 4 of 6 Pages
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            The following  constitutes  Amendment  No. 1 ("Amendment  No. 1") to
Schedule 13D, as amended to date, filed by the undersigned (the "Schedule 13D").
Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect.

            Item 3 is amended in its entirety to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

            As of the date of this Schedule  13D, each of the Reporting  Persons may be deemed to beneficially  own 968,900 shares of Common Stock. The shares of
Common  Stock  are  either  held in the  name of a  private  investment  limited partnership,  of which MLFI is the general partner, or in the name of an account managed by MLFI. Mr.  Feshbach is the managing member of MLFI. The funds used to purchase such shares of Common Stock came from the respective working capital of the private investment limited partnership and the managed account.  Such shares of Common Stock were accumulated through purchases made on the open market since
December   20,  2002,   representing   an   aggregate   cost  of   approximately
$6,827,305.27. No part of the funds or other consideration used to purchase such shares of Common  Stock was  borrowed or  otherwise  obtained for the purpose of acquiring, holding, trading, or voting the shares of Common Stock.

            Items 5(a) and (b) are amended in their entirety to read as follows:

Item 5.Interests in Securities in the Issuer.

            (a) As of the  date  of this  Schedule  13D,  each of the  Reporting
Persons  may be deemed to be the  beneficial  owner of 968,900  shares of Common
Stock, constituting 6.5% of the 14,976,099 shares of Common Stock outstanding as of September 28, 2002 (as reported in the Company's report for the quarter ended
September 28, 2002 on Form 10-Q).

            (b) Each of the  Reporting  Persons  shares  the power to vote or to direct  the vote of  822,250  shares of Common  Stock,  or 5.5% of the shares of
Common Stock  outstanding.  Each of the  Reporting  Persons  shares the power to dispose of or to direct the  disposition of 968,900  shares of Common Stock,  or
6.5% of the shares of Common Stock outstanding.

            Item 5(c) is hereby amended to add the following:

            (c) Schedule A hereto lists the transactions effected by each of the
Reporting  Persons  since  the  filing  of the  initial  Schedule  13D.  All the transactions were effected through open market purchases.

             [The remainder of this page was purposely left blank.]

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CUSIP No. 595626 10 2                 13D                      Page 5 of 6 Pages
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                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2003

                                             MLF Investments, LLC

                                             By: /s/ Matthew L. Feshbach
                                                 ----------------------------
                                                 Name: Matthew L. Feshbach
                                                 Title: Managing Member

                                             /s/ Matthew L. Feshbach
                                             --------------------------------
                                             Matthew L. Feshbach

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CUSIP No. 595626 10 2                 13D                      Page 6 of 6 Pages
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                                   SCHEDULE A

       TRANSACTIONS IN THE SHARES OF COMMON STOCK SINCE THE FILING OF THE
                              INITIAL SCHEDULE 13D

A.          Transactions by the Private Investment Limited Partnership

     Shares of Common Stock
             Purchase            Price Per Share ($)       Date of Purchase
             --------            -------------------       ----------------

                400                    6.9900                 3/18/03
              1,550                    7.1584                 3/17/03
              4,000                    7.0000                 3/14/03
             25,000                    6.5486                 3/13/03
             15,000                    6.7571                 3/11/03
                800                    7.0000                 3/10/03
             10,000                    7.2952                 3/7/03
              8,000                    7.2465                 3/6/03
              4,000                    7.2000                 3/5/03
              5,000                    7.9078                 2/27/03
              6,000                    8.0600                 2/26/03
              5,000                    7.9300                 2/25/03
             11,700                    8.3618                 2/21/03
             25,000                    8.4000                 2/20/03
              8,000                    8.6512                 2/19/03

B.          Transactions by the Managed Account

     Shares of Common Stock
             Purchase            Price Per Share ($)       Date of Purchase
             --------            -------------------       ----------------

              5,000                    7.1500                 3/20/03
              5,000                    7.0000                 3/19/03
              1,550                    7.1584                 3/17/03
              1,900                    7.0000                 3/14/03
              1,500                    6.6000                 3/13/03
              6,000                    6.7571                 3/11/03
              4,000                    7.2952                 3/7/03
              4,100                    7.2465                 3/6/03
              1,000                    7.2000                 3/5/03
              5,000                    7.9078                 2/27/03
             10,000                    8.3618                 2/21/03
              2,000                    8.6512                 2/19/03